File No. 82-5215

(Summary translation)

Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2003

03032110

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

03 SEP 15 AM 7:21

Filed to the Director of the Kanto Local Finance Bureau

On June 23, 2003

(Note: Amendment Report to this Annual Securities Report was filed to the Director of the Kanto Local Finance Bureau on July 10, 2003. This summary translation reflects this amendment.)

1 Information on the Company

Part 1 An Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Year Ended March 31, 1999	Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003
Operating revenues	(Millions of Yen)	—	6,475	8,081	12,785	13,425
Net operating revenues	(Millions of Yen)	—	—	—	11,435	12,151
Ordinary income	(Millions of Yen)	—	3,405	3,001	3,939	3,518
Net income	(Millions of Yen)	—	868	1,549	1,870	1,485
Shareholders' equity	(Millions of Yen)	—	7,881	9,400	31,124	32,033
Total assets	(Millions of Yen)	—	142,546	208,021	187,606	169,904
Shareholders' equity per share	(Yen)	—	1,302.20	258.90	355.25	368.80
Earnings per share	(Yen)	—	143.45	114.77	24.56	16.94
Fully diluted earnings per share	(Yen)	—	—	—	24.11	16.66
Shareholders' equity ratio	(%)	—	8.9	7.7	16.6	18.9
Return on equity	(%)	—	11.6	17.9	9.2	4.7
Price earnings ratio	(times)	—	—	—	68.09	54.73
Cash flows from operating Activities	(Millions of Yen)	—	1,641	1,490	(12,211)	(6,236)
Cash flows from investing activities	(Millions of Yen)	—	(926)	65	(1,667)	(2,280)
Cash flows from financing activities	(Millions of Yen)	—	(493)	417	18,543	6,034
Cash and cash equivalent at end of period	(Millions of Yen)	—	835	2,807	7,472	4,989
Number of employees [Average temporary staff]		— [—]	116 [69]	153 [66]	194 [45]	171 [41]

(2) Non-Consolidated Business Indices

		Year Ended March 31, 1999	Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003
Operating revenues [Commissions]	(Millions of Yen)	3,165 [2,651]	6,473 [5,886]	8,081 [6,677]	12,785 [10,215]	13,425 [10,240]
Net operating revenues	(Millions of Yen)	—	—	—	11,435	12,151
Ordinary income	(Millions of Yen)	797	3,393	2,989	3,921	3,505
Net income	(Millions of Yen)	1,057	862	1,543	1,859	1,478
Capital stock	(Millions of Yen)	610	610	634	11,381	11,405
Total shares outstanding	(1,000 shares)	6,054	6,054	36,309	87,611	88,051
Shareholders' equity	(Millions of Yen)	6,958	7,861	9,373	31,086	31,987
Total assets	(Millions of Yen)	45,206	142,522	207,990	187,560	169,857
Shareholders' equity per share	(Yen)	1,149.32	1,298.51	258.14	354.82	363.29
Annual dividends per share [Interim dividends per share]	(Yen)	5.00 [—]	5.00 [—]	Old Shares: 3.00 New Shares: 0.18 [—]	3.19 [—]	5.04 [—]
Earnings per share	(Yen)	174.55	142.40	114.26	24.42	16.86
Fully diluted earnings per share	(Yen)	—	—	—	23.98	16.58
Shareholders' equity ratio	(%)	23.7	8.8	7.7	16.6	18.8
Return on equity	(%)	16.3	11.6	17.9	9.2	4.7
Price earnings ratio	(%)	—	—	—	68.47	54.99
Dividends payout ratio	(%)	2.86	3.51	2.64	15.03	30.03
Dividends per shareholders' equity	(%)	0.43	0.38	0.43	0.90	1.39
Capital adequacy ratio	(%)	601.7	365.5	302.1	843.4	830.4
Number of employees [Average temporary staff]		115 [—]	116 [69]	153 [66]	194 [45]	171 [44]

Notes:

1. Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.
2. Capital adequacy ratios as of March 31, 2002 and March 31,2003 are calculated with appropriated retained earnings being deducted from Tier I Capital.

2 Company's History

Translation omitted.

3 Company's Business

Translation omitted.

4 Affiliated Companies

Translation omitted.

5 Employees

(1) Consolidated Company

The Company and its consolidated company employ 171 employees and 44 temporary employees.

(2) Non-consolidated Company

The Company employs 171 employees and 44 temporary employees. Their average age is 33.1 years old and their annual compensation is 5,635 thousand yen.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union. The total number of members of the Union is 123.

Part 2 An Outlook for the Company's business

1 An Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

Translation omitted.

3 Important Contracts for the Company's Business

The Company entered into a contract dated May 2002 with Japan Future Information Technology and Systems Co., Ltd. on the Information processing, and also with TradeOne Systems Co., Ltd. on the back-office operations.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Investment on equipment

The company invested 2,191 million yen in the fiscal 2002 to acquire software to enhance service and introduce new products.

2 Major equipment

(1) The Company

Offices	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarter (Including Hakozaki Center)	Chuo-ku, Tokyo	Other equipment	59	349	— (—)	408	122
Nihombashi Center	Chuo-ku, Tokyo	Other equipment	3	5	— (—)	8	36
Customer Support Center Shinjyuku	Shinjuku-ku, Tokyo	Other equipment	–	–	— (—)	–	13

Note: The headquarter is lent from Matsui Real Estate Co., Ltd., the Company's subsidiary. Hakozaki Center and Nihombashi Center are lent through Matsui Real Estate Co., Ltd., the Company's subsidiary. As for the Customer Support Center Shinjyuku, the Company paid cost for the facilities to the Transcosmos Inc.

(2) Domestic Subsidiary

Name	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo	Other equipment	69	0	279 (3,906)	347	1

3 Plans to purchase or dispose equipment

The Company plans to invest 800 million yen mainly on online securities trading systems by its own capital from April 2003 through March 2004. The Company has no plans to dispose major equipment.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of shares

Total Shares Authorized	
Common Stock	350,000,000 shares
Total	350,000,000 shares

	Number of Shares Outstanding		Stock Exchanges Listed
	As of March 31, 2003 (End of the fiscal 2002)	As of June 23, 2003 (Date of the filing of this Report)	
Common Stock	88,051,299 shares	88,067,654 shares	Tokyo Stock Exchange (First Section)
Total	88,051,299 shares	88,067,654 shares	—

Note: The number of shares outstanding as of June 23, 2003 does not include those shares issued as a result of the execution of new-share purchase rights in the period from June 1, 2003 to June 23, 2003.

(2) New-Share Purchase Rights

Translation omitted: See (7) Details of Stock Options

(3) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Notes
	Change	Amount Outstanding	Change	Amount Outstanding	Change	Amount Outstanding	
November 20, 2000	6,053,840	12,107,680	–	610	–	200	Stock splits (1:2)
March 11, 2001	24,201,360	36,309,040	24	634	–	200	Issuance to Shareholders (1:2) 1 Yen / Share
June 5, 2001	36,302,040	72,611,080	36	671	–	200	Issuance to Shareholders (1:1) 1 Yen / Share
August 1, 2001	15,000,000	87,611,080	10,710	11,381	9,030	9,230	Issuance to general public 1,316 Yen / Share
From April 1, 2002 To March 31, 2003	440,219	88,051,299	24	11,405	24	9,254	Execution of New-share purchase rights

Note: Yen/Share shown in the table represents per-share amount of cash inflow to the Company

(4) Distribution of Shares

(As of March 31, 2003)

	Distribution of shares (1 unit = 100 shares)							Odd-lot Shares (Shares)
	National and Municipal Governments	Financial Institutions	Securities Companies	Other Institutions	Foreign Institutions (Individuals)	Individuals and others	Total	
Number of shareholders	—	49	12	98	72 (6)	13,579	13,810	—
Number of shares held (unit)	—	187,473	1,729	120,618	49,169 (48)	521,468	880,457	5,599
Percentage	—	21.29%	0.20%	13.70%	5.58% (0.01%)	59.23%	100.00%	—

Note 1: 23 out of 2,357 treasury stocks are included in the "Individuals and others" and 57 of 2,357 treasury stocks are included in "odd-lot shares."

(5) Principal Shareholders

(As of March 31, 2003)

Name	Address	Shares Owned (1,000 shares)	Percentage of Shares Owned to the Total Shares Outstanding
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.66 %
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,416	14.10
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.23
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	4,070	4.62
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	3,611	4.10
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.05
Nippon Life Insurance Company (Special Pension Account)	1-2-2, Yurakucho, Chiyoda-ku, Tokyo, Japan	2,376	2.70
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
Total	—	63,792	72.45

(6) Voting Rights

(As of March 31, 2003)

Shares without Voting Rights	Shares with Full Voting Rights		Odd Lot Shares	Total shares outstanding
	Treasury Stock	Others	(1 Lot = 100 shares)	
—	2,300	88,043,400 Shares	5,599 Shares	88,051,299

Note: 57 treasury stocks are included in Odd Lot Shares.

(7) Details of Stock Options

The number of shares to be issued as of June 23, 2003 does not reflect the reduction of them by the execution of new-share purchase rights in the period from June 1, 2003 to June 23, 2003.

(As of June 23, 2003)

Special resolution of extraordinary shareholders' meeting (January 29, 2001)	
Number of shares to be issued	205,686 Common stocks
Holder of rights	Directors: 1 (78,634 Shares) Employees: 31 (119,381 Shares) Retired employees: 11 (7,671 Shares)
Total value of payment	22,625,460 Yen
Period of exercise of rights	From February 1, 2003 to January 31, 2006
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 110 Yen Capitalized as common stocks: 55 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 23, 2003)

Special resolution of general shareholders' meeting (June 1, 2001)	
Number of shares to be issued	1,000,036 Common stocks
Holder of rights	Directors: 9 (674,804 Shares) Employees: 118 (267,089 Shares) Retired directors 2(29,770 Shares) Retired employees: 17 (28,373 Shares)
Total value of payment	131,004,716 Yen
Period of exercise of rights	From December 1, 2003 to January 31, 2007
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 131 Yen Capitalized as common stocks: 66 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 23, 2003)

Special resolution of general shareholders' meeting (June 16, 2002)	
Number of shares to be issued	364,500 Common stocks or less
Eligible holder of rights	Directors: 9 (320,000 Shares) Employees: 24 (44,500 Shares)
Total value of payment	661,182,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 1,676 Yen Capitalized as common stocks: 838 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

(As of June 23, 2003)

Special resolution of general shareholders' meeting (June 22, 2003)	
Number of shares to be issued	403,000 Common stocks or less
Eligible holder of rights	Directors and employees
Total value of payment	Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price at the Tokyo Stock Exchange of the prior day of the issuance date, the latter price substitute the calculated price.
Period of exercise of rights	From July 15, 2005 to July 14, 2008
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

2 Acquisition of treasury stocks

The general shareholders' meeting held on June 16, 2002 resolved the possible option concerning the acquisition of 1,000,000 or less common stocks of its own within 1,400,000,000 yen limitation. The Company has not acquired any treasury stocks by this option.

The general shareholders' meeting held on June 22, 2003 resolved the possible option concerning the acquisition of 2,000,000 or less common stocks of its own within 1,500,000,000 yen limitation.

3 Dividend Policy

The Company has a policy to distribute 30% of net income as dividend every year, which made the amount of dividend this fiscal 2002 to be 5.04 Yen. The previous policy of the Company to distribute 15% of net income has been changed to the present one because due to the reduction of tax rate on dividends to 10%, distributing more dividends will, the management of the Company believes, benefit individual investors.

The Company's retained earnings will be invested on systems and others and will be used as operating capital for the expanding margin trading service.

4 Price of Shares

		Year Ended March 31, 1999	Year Ended March 31, 2000	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003
Yearly Highest and Lowest Prices for the Last Five fiscal years	Highest (Yen)	—	—	—	2,020	1,800
	Lowest (Yen)	—	—	—	1,410	675

		October 2002	November	December	January 2003	February	March
Monthly Highest and Lowest Prices for the second half of fiscal 2002 Ended March 31, 2003	Highest (Yen)	919	880	957	912	1,051	985
	Lowest (Yen)	680	675	756	733	855	825

Note: The Company's shares have been listed on the Tokyo Stock Exchange since August 1, 2001.

5 Executives

	Title	Number of shares Held
Michio Matsui	President, Chief Executive Officer and Representative Director	12,416
Megumu Motohisa	Senior Executive Director (Chief Operating Officer)	32
Toshihiro Takagi	Senior Executive Director (Administration)	109
Akira Nakamura	Executive Director (Chief Information Officer)	55
Yuichiro Kuki	Executive Director (General Manager of Planning Dept.)	25
Yoshihiko Sugiyama	Director (General Manager of Corporate Client Dept.)	43
Masahito Amemiya	Director (General Manager of Compliance Dept.)	25
Hisashi Tanaami	Director (General Manager of General Affairs Dept.)	1
Hirohito Imada	Director (General Manager of Finance Dept.)	—
Ayumi Sato	Director (General Manager of Customer Supoort Dept.)	20
Yoshinobu Isokawa	Standing Corporate Auditor	9
Kyosuke Moriya	Corporate Auditor	151
Masahiko Nishimura	Corporate Auditor	—
Total	—	12,885

The general shareholders' meeting held on June 22, 2003 has appointed Mr. Yoshio Yoshida, a lawer, as a substitute auditor in preparation for the vacancy of incumbent auditors.

6 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Year ended March 31, 2002	Brokerage commissions	9,489	1	54	—	9,543
	Underwriting and selling commissions	—	—	—	—	—
	Subscription and distribution commissions	157	1	—	—	157
	Others	152	0	19	342	514
	Total	9,798	2	73	342	10,215
Year ended March 31, 2003	Brokerage commissions	9,424	—	79	13	9,516
	Underwriting and selling commissions	27	—	—	—	27
	Subscription and distribution commissions	15	—	—	1	16
	Others	231	—	0	449	680
	Total	9,697	—	80	463	10,240

(2) Net Gain on Trading

(Millions of Yen)

	Year ended March 31, 2002			Year ended March 31, 2003		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	22	—	22	(39)	—	(39)
Net gain on trading of bonds and others	(1)	—	(1)	1	—	1
Bonds	(1)	—	(1)	—	—	—
Others	—	—	—	1	—	1
Total	22	—	22	(39)	—	(39)

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

i)Stocks

(Thousands of shares, millions of Yen)

	In the securities markets				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2002	12,420,371	5,259,405	34,388	33,383	342,508	226,765	29	551	(157) 12,797,297	(37) 5,520,103
Year ended March 31, 2003	12,741,365	5,380,058	14,695	9,957	457,492	180,390	98	52	(—) 13,213,651	(—) 5,570,458

Note: Number of shares and trade value shown in parentheses are those of foreign securities which are also included in the numbers below each.

(Margin Trading)

(Thousands of shares, millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2002	8,001,437	3,536,143	5,416	1,647	8,006,852	3,537,790
Year ended March 31, 2003	9,397,847	4,158,859	356	112	9,398,203	4,158,971

ii) Bonds

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2002	186	—	—	60	—	246
Year ended March 31, 2003	—	—	—	—	—	—

(Brokerage trading)

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2002	5	—	—	60	—	65
Year ended March 31, 2003	—	—	—	—	—	—

iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2002	34,445	—	—	18	—	—	—	34,463
Year ended March 31, 2003	54,232	—	—	5	—	—	—	54,237

iv) Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2002	—	—	—	—	—	—
Year ended March 31, 2003	—	—	—	—	1,920	1,920

(Brokerage trading)

(Thousands of shares, millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2002	—	—	—	—	—	—
Year ended March 31, 2003	—	—	—	—	1,920	1,920

[2] Futures Trading

i)Stock-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2002	—	16,205	4,196,629	4,133	4,216,967
Year ended March 31, 2003	—	—	4,056,901	66	4,056,967

ii)Bond-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2002	—	—	—	—	—
Year ended March 31, 2003	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution and Private offering

i)Stocks

(Thousands of Shares, millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2002	Domestic Stocks	—	—	—	—	3,041	4,826	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2003	Domestic Stocks	14	257	63	386	35	914	18	59	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

ii)Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2002	Government Bonds	—	—	180	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	180	—	—
Year ended March 31, 2003	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2002	—	—	3,511	—	—
Year ended March 31, 2003	—	—	382	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2002	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Year ended March 31, 2003	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	19	—	—

(4) Other Operations

[1] Custody of Securities

		Stocks	Bonds	Beneficiary certificates			Others	
As of March 31, 2002	Domestic Securities	445,020 thousand shares (234,143 million yen)	— million yen	Unit type		— million units	Subscription warrant	— thousand warrants
				Open type	Stocks	15 million units		
					Bonds	— million units	Commercial paper	— million yen
	Foreign Securities	4 thousand shares (1 million yen)	— million dollars	Corporate type		— million units	Subscription warrant	— thousand warrants
				Contract Type		— million units (— million yen)	Other foreign securities	— million yen
As of March 31, 2003	Domestic Securities	479,261 thousand shares (203,385 million yen)	— million yen	Unit type		— million units	Subscription warrant	— thousand warrants
				Open type	Stocks	6 million units		
					Bonds	— million units	Commercial paper	— million yen
	Foreign Securities	2 thousand shares (0 million yen)	— million dollars	Corporate type		— million units	Subscription warrant	— thousand warrants
				Contract Type		200 million units (239 million yen)	Other foreign securities	— million yen
							Others	70 million warrants

[2] Margin trading

(Thousands of shares, millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
Year ended March 31,2002	84,201	203,490	47,178	21,151
Year ended March 31, 2003	72,777	180,167	50,236	20,171

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2002	As of March 31, 2003
Tier I Capital	①	30,604	31,543
Tier II Capital ②	Net unrealized gain on investment	203	—
	Statutory reserves	488	753
	Allowance for doubtful accounts	59	322
	Short-term Subordinate debts	500	500
		1,250	1,575
Assets to be deducted from equity capital	③	3,075	4,417
Equity capital after deduction	①+②−③ (A)	28,779	28,702
Risk	Market risk	111	54
	Counterparty risk	1,903	1,721
	Basic risk (The quarter of total operating expenses for the year ended the last month but one)	1,398	1,680
	Total (B)	3,412	3,456
Capital adequacy ratio	(A)/(B)×100	% 843.4	% 830.4

Note: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I Capital while the ratio as of March 31, 2001 is calculated without such deduction.

Part 5 Financial Status

1 Presentation of Financial Statements

(1) Consolidated Financial Statements

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Consolidated Financial Statements," the consolidated financial statements for the year ended March 31, 2003 are presented according to the revised regulations while those for the year ended March 31, 2002 are presented according to the former regulations.

(2) Non-Consolidated Financial Statements

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the non-consolidated financial statements for the year ended March 31, 2003 are presented according to the revised regulations while those for the year ended March 31, 2002 are presented according to the former regulations.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated financial statements are rounded to the nearest million yen.

2 Audit Report

The consolidated and non-consolidated financial statements for the fiscal years ended March 31, 2002 and 2003 were audited by ChuoAoyama Audit Corporation based on the Article 193-2 of Japanese Securities and Exchange Law.

Notice to readers:

The accompanying consolidated financial statements and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[1] Consolidated Balance Sheets

Item	Note	March 31, 2002			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			7,472			4,989	
Cash segregated as deposits			83,200			77,801	
Trading assets			—			1	
Net receivables arising from pre-settlement date trade			33			—	
Margin account assets			89,526			78,343	
Loans receivable from customers		84,201			72,777		
Cash deposited as collateral for securities finance companies		5,324			5,566		
Receivables from customers and others			5			236	
Receivables from customers		5			236		
Receivables from others		0			0		
Short-term guarantee deposits			2,245			2,999	
Advance payments			25			20	
Prepaid expenses			115			105	
Other accounts receivables			1			41	
Accrued income			728			775	
Deferred income taxes			483			188	
Others			—			272	
Allowance for doubtful accounts			(59)			(323)	
Total current assets			183,774	98.0		165,445	97.4
II Fired assets							
1 Tangible fixed assets			1,013	0.5		857	0.5
Buildings	※1・3	368			345		
Equipment and instruments	※1	361			227		
Land	※3	285			285		
2 Intangible assets			1,397	0.7		2,165	1.3
Goodwill		1			—		
Software	※2	1,352			2,109		
Telephone rights		21			20		
Others		23			35		
3 Investments and others			1,421	0.8		1,438	0.8
Investment securities	※3	1,053			665		
Investment in partnership		28			3		
Long-term loans receivable		9			50		
Long-term loans receivable from employees		0			0		
Long-term guarantee deposits		81			68		
Long-term prepaid expenses		3			7		
Deferred income taxes		74			565		
Others		173			130		
Allowance for doubtful accounts		—			(50)		
Total fixed assets			3,832	2.0		4,459	2.6
Total assets			187,606	100.0		169,904	100.0

Item	Note	March 31, 2002 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Net payables arising from pre-settlement date trades			—			1	
Margin account liabilities			59,571			40,213	
Loans from securities finance companies	※3	38,420			20,042		
Proceeds of securities sold on customers' accounts		21,151			20,171		
Payables on collateralized securities transactions:			4,735			4,864	
Cash deposits as collateral for securities loaned		4,735			4,864		
Deposits received			39,113			35,256	
Deposits received from customers		38,297			35,148		
Deposits rceived from others		816			108		
Guarantee money received			48,535			47,743	
Suspense account for undelivered securities			2			—	
Short-term borrowings	※3		512			6,694	
Advance received			0			0	
Deferred revenue			13			52	
Accounts payable			924			310	
Accrued expenses			403			477	
Accrued income taxes			1,320			136	
Accrued bonuses			111			98	
Others			33			—	
Total current liabilities			155,272	82.8		135,843	80.0
II Long-term liabilities							
Bond	※5		500			500	
Long-term borrowings	※3		78			484	
Reserve for directors' retirement bonuses			—			291	
Installment purchase obligation			143			—	
Others			0			0	
Total long-term liabilities			721	0.4		1,275	0.7
III Statutory reserves							
Reserve for securities transactions	※6		488			753	
Total statutory reserves			488	0.2		753	0.4
Total liabilities			156,482	83.4		137,872	81.1
(Shareholders' equity)							
I Common Stock			11,381	6.1		—	—
II Additional paid-in capital			9,230	4.9		—	—
III Retained earnings			10,311	5.5		—	—
IV Net unrealized gain on investment			203	0.1		—	—
V Treasury stock			(0)	(0.0)		—	—
Total shareholders' equity			31,124	16.6		—	—
I Common stock			—	—		11,405	6.7
II Capital surplus			—	—		9,254	5.5
III Earned surplus			—	—		11,516	6.8
IV Net unrealized gain on investment			—	—		(140)	(0.1)
V Treasury stock	※7		—	—		(2)	(0.0)
Total shareholders' equity			—	—		32,033	18.9
Total liabilities and shreholders' equity			187,606	100.0		169,904	100.0

[2] Consolidated Statements of Income

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
Ⅰ Operating revenues							
Commissions			10,215			10,240	
Brokerage commissions		9,543			9,516		
Underwriting and selling commissions		—			27		
Subscription and distribution commissions		157			16		
Others		514			680		
Net gain on trading			22			(39)	
Interest and dividend income			2,549			3,224	
Total operating revenues			12,785	100.0		13,425	100.0
Ⅱ Interest expenses			1,350			1,274	
Net operating revenues			11,435	89.4		12,151	90.5
Ⅲ Selling, general and administrative expenses			7,067	55.2		8,612	64.1
Transaction related expenses		1,857			1,635		
Employees' compensation and benefits	※1	1,874			1,786		
Occupancy and rental		799			622		
Data processing and office supplies		964			2,564		
Depreciation		1,437			1,578		
Duties and taxes other than income taxes		29			25		
Provision of allowance for doubtful accounts		7			313		
Others		100			88		
Operating income			4,368	34.2		3,540	26.4
Ⅳ Non-operating income			34	0.2		14	0.1
Ⅴ Non-operating expenses			463	3.6		35	0.3
New-share issuing costs		452			—		
Others		11			35		
Ordinary income			3,939	30.8		3,518	26.2

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
Ⅵ Special profits							
Net gain on settlement of retirement benefit plans		74			—		
Gain on sales of fixed assets	※2	0			1		
Gain on sales of investment securities		0			—		
Recovery of write-offs		1			—		
Income from insurance policy		—			161		
Total special profits			76	0.6		162	1.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※3	2			41		
Provision for statutory reserves		257			265		
Loss on sales of investment securities		16			—		
Loss on cancellation of lease contracts		1			6		
Retirement benefits for Company's executives	※4	16			291		
Loss on disposals of software		126			—		
Devaluation loss on corporate golf membership and resort membership		2			6		
Special contributions to welfare pension plan	※5	—			364		
Expenses for the Company's funeral service for the Company's deceased counselor		—			24		
Total special losses			421	3.3		996	7.4
Income before income taxes			3,595	28.1		2,684	20.0
Income taxes –current		2,108			1,153		
Income taxes –deferred		(383)	1,725	13.5	47	1,200	8.9
Net income			1,870	14.6		1,485	11.1

[3] Consolidated Statements of Retained Earnings

		Year ended March 31, 2002		Year ended March 31, 2003	
Item	Note	Millions of Yen		Millions of Yen	
I Beginning balance of retained earnings			8,543		—
II Decrease in retained earnings:					
Cash dividends		41		—	
Bonuses to directors and corporate auditors		61		—	
(Bonuses to corporate auditors)		(4)	102	(—)	—
III Net income			1,870		—
IV Retained earnings at end of period			10,311		—
(Capital surplus)					
I Beginning balance of capital surplus			—		9,230
II Increase in capital surplus					
1 Issuance of new share on the execution of stock options		—	—	24	24
III Capital surplus at end of period			—		9,254
(Earned surplus)					
IV Beginning balance of earned surplus			—		10,311
V Increase in earned surplus					
1 Net income		—	—	1,485	1,485
VI Decrease in earned surplus					
1 Cash dividends		—	—	279	279
VII Earned surplus at end of period			—		11,516

[4] Consolidated Statements of Cash Flows

		Year ended March 31, 2002	Year ended March 31, 2003
Item	Note	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes		3,595	2,684
Depreciation and amortization		1,437	1,578
Net change in allowance for doubtful accounts		4	313
Net change in accrued bonuses		14	(14)
Net change in accrued severance indemnities		(176)	—
Net change in reserve for securities transactions		257	265
Interest and dividend income		(29)	(6)
Interest expenses		42	40
Interest income on margin transactions		(2,498)	(3,162)
Interest expenses on margin transactions		1,284	1,201
Gain on sales of equipment		(0)	(1)
Loss on sales and disposals of property and equipment		2	41
Loss on disposals of software		126	—
Gain on sales of investment securities		(0)	—
Loss on sales of investment securities		16	—
Devaluation loss on corporate golf and resort membership		2	6
Net change in deposits segregated for customers		(24,695)	5,399
Net change in trading assets		1	(1)
Net change in margin assets and liabilities		(19,709)	(8,175)
Net change in deposits received		9,786	(3,857)
Net change in cash collateral for securities loaned		3,735	129
Net change in guarantee deposits received		16,982	(793)
Net change in short-term guarantee deposits		(2,245)	(754)
Others		688	(634)
Sub total		(11,381)	(5,739)
Interest and dividends received		33	6
Interest paid		(42)	(38)
Interest on margin transactions received		2,355	3,104
Interest on margin transactions paid		(1,217)	(1,232)
Income taxes paid		(1,959)	(2,336)
Net cash flows from operating activities		(12,211)	(6,236)
II Cash flows from investing activities			
Net change in time deposits		40	—
Payments for purchases of property and equipment		(121)	(23)
Proceeds from sales of property and equipment		0	1
Payments for purchases of intangible assets		(1,056)	(2,100)
Payments for purchases of investment securities		(548)	(187)
Proceeds from sales of investment securities		12	—
Proceeds from maturity and cancellation of insurance		7	5
Others		(1)	23
Net cash flows from investing activities		(1,667)	(2,280)

Item	Note	Year ended March 31, 2002 Millions of Yen	Year ended March 31, 2003 Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		(270)	6,000
Proceeds from long-term borrowings		—	800
Repayments of long-term borrowings		(162)	(212)
Payments for installment purchase obligation		(313)	(321)
Proceeds from issuance of new share		19,324	48
Payments for purchase of treasury stock		(0)	(2)
Proceeds from sales of treasury stock		5	—
Dividends paid		(41)	(279)
Net cash flows from financing activities		18,543	6,034
Ⅳ Net change in cash and cash equivalent		4,665	(2,483)
Ⅴ Cash and cash equivalent at beginning of period		2,807	7,472
Ⅵ Cash and cash equivalent at end of period		7,472	4,989

Significant Accounting Policies for the Consolidated Financial Statements

	Year ended March 31, 2002	Year ended March 31, 2003
1. Scope of Consolidation	Number of Consolidated subsidiary : 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.
2. Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.
3. Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.
4. Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. (2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column. (2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.

	Year ended March 31, 2002	Year ended March 31, 2003
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases"). (5) Other material items National and local consumption taxes are separately recorded.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for important lease transactions Same as the left column. (5) Other material items Same as the left column.
5. Appropriation of earnings in the consolidated statements of retained earnings	Consolidated statement of retained earnings is based on the appropriation of earnings fixed in the current period.	Same as the left column.
6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.

Additional Information

Year ended March 31, 2002	Year ended March 31, 2003
(Software for in-house use) While software for in-house use has been depreciated over five years which is internal estimated useful life, some software was determined to be depreciated over shortened expected useful life because of the implementation plan of new system. The effect of this treatment is the increase of software depreciation cost of 787 million Yen and the decrease of operating income, ordinary income and income before income taxes deduction of 787 million yen each.	————————
(Employees' retirement benefit plans) While the Company had been recording accrued pension costs as accrued severance indemnities based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at balance sheet date, also based on the pension assets and unrecognized net assets resulting from the change of accounting principles, the Company does not account for the reserve at the end of the current year as a result of the abolishment of the employees' retirement benefit plans dated March 31, 2002. According to this abolishment, the Company accounts for the net gain on settlement of retirement benefit plans (74 million yen) which is the net value of the unamortized portion of unrecognized net assets and the offset amount between the pension liability and contributions.	————————
(Changes in Uniform Accounting Standards of Securities Companies) Changes in consolidated financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as followings 1. Consolidated Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 82,711 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 110,630 million yen less than applying the previous manner. (iii) Long-term guarantee securities deposited (869 million yen as of March 31, 2002), which was previously accounted for as "Investment securities," is accounted for as "Others" in "Investments and other."	————————

Year ended March 31, 2002	Year ended March 31, 2003
(iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions." (vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. *Consolidated Statements of Income* (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues." (ii) While dividends arising from stocks possessed not in regard to the securities business and other accompanying businesses had been accounted for as interest and dividend income in the prior years, they are included in the non-operating revenue in the current year. The effect of this treatment is 2 million yen, a decrease of operating income.	

Notes to Consolidated Financial Statements
Notes to Consolidated Balance Sheet

As of March 31, 2002	As of March 31, 2003
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 168 Equipment and instruments 248 Total 416	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 183 Equipment and instruments 245 Total 428
※2 "Software costs" includes cost of in-house software under development (136 million yen).	————

※3 Assets collateralized are as follows.

Year ended March 31, 2002 (Millions of Yen)

Liabilities requiring the collateral		Assets Collateralized			
Item	Outstanding balance	Investment securities	Buildings	Land	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	350	49	–	–	49
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	240	–	105	218	323
Total	590	49	105	218	372

Year ended March 31, 2003 (Millions of Yen)

Liabilities requiring the collateral		Assets Collateralized			
Item	Outstanding balance	Investment securities	Buildings	Land	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	50	88	–	–	88
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	78	53	101	218	372
Total	128	141	101	218	461

As of March 31, 2002	As of March 31, 2003
Note 1 The amounts of assets collateralized shown in the above represent carrying values. 2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 494 million yen are collateralized for the short-term borrowings, 93 million yen for the long-term borrowings, 1,828 million yen for the loans from securities finance companies, 184 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 17,242 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies. 4 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 23,486 ② Collateralized securities for the loans from securities companies 38,250 ③ Securities loaned for consumption 4,687 ④ Long-term guarantee securities deposited 1,447 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 80,332 ② Collateralized securities for borrowing securities from securities finance companies 5,376 ③ Securities borrowed and deposited from customers 110,630 ※4 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	Note 1 The amounts of assets collateralized shown in the above represent carrying values. 2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies. 4 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 21,339 ② Collateralized securities for the loans from securities companies 19,443 ③ Securities loaned for consumption 4,902 ④ Long-term guarantee securities deposited 1,108 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 64,716 ② Collateralized securities for borrowing securities from securities finance companies 5,447 ③ Securities borrowed and deposited from customers 92,524 ※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law. ※7 Treasury stocks held by the Company are as follows: Common stock 2,357 shares Total number of shares issued by the Company is 88,051,299 shares.

Notes to Consolidated Statements of Income

Year ended March 31, 2002	Year ended March 31, 2003
※1 Employees' compensation and benefits reported in the consolidated statements of income include 111 million yen of accrued bonuses	※1 Employees' compensation and benefits reported in the consolidated statements of income include 98 million yen of accrued bonuses
※2 Breakdown of gain on sales of property and equipment is as follows: (millions of Yen) Equipment and instruments 0 Total 0	※2 Breakdown of gain on sales of property and equipment is as follows: (millions of Yen) Equipment and instruments 1 Total 1
※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (millions of yen) Loss on disposal: Buildings 0 Equipment and instruments 2 Total 0 Loss on sales: ―――――	※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (millions of yen) Loss on disposal: Buildings 10 Equipment and instruments 31 Total 41 Loss on sales: ―――――
※4 ―――――	※4 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.
※5 ―――――	※5 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.

Notes to Consolidated Statements of Cash Flow

Year ended March 31, 2002	Year ended March 31, 2003
1 The reconciliation between the Cash and cash equivalent and the balance of cash and time deposits presented in the consolidated balance sheet is as follows.	1 The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.
(Millions of Yen)	(Millions of Yen)
Cash and bank deposits 7,472	Cash and bank deposits 4,989
Cash and cash equivalent 7,472	Cash and cash equivalent 4,989

Notes to Lease Transactions

Year ended March 31, 2002	Year ended March 31, 2003
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period

Year ended March 31, 2002 (Millions of Yen)

Acquisition price equivalent:	
Equipment and instruments	378
Software costs	341
Total	719
Accumulated depreciation equivalent	
Equipment and instruments	168
Software costs	158
Total	326
Equivalent of balance at end of period	
Equipment and instruments	210
Software costs	183
Total	393

Year ended March 31, 2003 (Millions of Yen)

Acquisition price equivalent:	
Equipment and instruments	367
Software costs	335
Total	702
Accumulated depreciation equivalent	
Equipment and instruments	252
Software costs	237
Total	489
Equivalent of balance at end of period	
Equipment and instruments	115
Software costs	98
Total	213

2 Present value of future lease payments

	Year ended March 31, 2002	Year ended March 31, 2003
Within 1 year	179	180
Over 1 year	223	41
Total	402	221

3 Lease charge paid, depreciation equivalent and interest equivalent

(Millions of Yen)

	Year ended March 31, 2002	Year ended March 31, 2003
Lease charge paid	202	186
Depreciation equivalent	190	176
Interest equivalent	13	9

Year ended March 31, 2002	Year ended March 31, 2003
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

(1) Trading and dealings other than trading

Year ended March 31, 2002	Year ended March 31, 2003
1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account.	1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions.
2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible.	2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation to hedge the trade backed with actual demand.
3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.	3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations.
4. Monitoring of risks The finance section of the finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.	4. Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.

(2) Securities and Derivatives

[1] Trading assets and liabilities

i)Securities held for trading

	Year ended March 31, 2002		Year ended March 31, 2003	
	Book value (fair value)		Book value (fair value)	
	Assets (Millions of Yen)	Liabilities (Millions of Yen)	Assets (Millions of Yen)	Liabilities (Millions of Yen)
(1) Stocks	—	—	1	—
(2) Bonds	—	—	—	—
(3) Others	—	—	—	—
Total	—	—	1	—

ii)Derivetive trading

The Company does not hold trading position at the end of period.

[2] Non-trading assets and liabilities

i)"Other securities" whose market price is available

	Type	Year ended March 31, 2002			Year ended March 31, 2003		
		Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Difference (Mil. of Yen)	Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Differences (Mil. of Yen)
Those whose book value exceeds acquisition cost	(1) Stocks	555	906	352	122	143	21
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	555	906	352	122	143	21
Those whose book value do not exceed acquisition cost	(1) Stocks	23	21	(2)	565	308	(257)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	23	21	(2)	565	308	(257)
Total		577	927	350	686	451	(236)

ii)"Other securities" sold during the current period(From April 1, 2001 to March 31, 2002)

Year ended March 31, 2002			Year ended March 31, 2003		
Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)	Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)
12	0	16	—	—	—

iii)Major securities which are not evaluated by market value

	Current period As of March 31, 2002	Current period As of March 31, 2003
	Book value (Millions of Yen)	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	126	214

iv)Derivative transactions

	Current period As of March 31, 2002		Current period As of March 31, 2003	
	Contract Value (Millions of Yen)	Fair value (Millions of Yen)	Contract Value (Millions of Yen)	Fair value (Millions of Yen)
Foreign exchange forward contracts	—	—	3	0

Note: The fair value of the foreign exchange forward contracts are estimated based on the discounted amounts of net future cash flows.

Notes to Employees' Retirement Benefit Plans

< Year ended March 31, 2002 >

(1) *The employees' retirement benefit plans adopted*

The Company and its consolidated subsidiary participate into an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund. The Company and its subsidiary abolished employees' retirement benefit pension plans and employees' retirement lump-sum payment plans as a result of the abolishment of the Company's Employees' Retirement Benefit Regulations.

(2) The pension liabilities (as of March 31, 2002)

The Company and its consolidated subsidiary participate into industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund, contribution to the Fund is expensed when payable. The value of the assets of the Welfare Pension Fund attributed to the Company calculated based on the contributory ratio as of March 31, 2002 is 1,492 million yen.

(3) Net periodic pension costs

		(Millions of Yen)
A	Provision for accrued severance indemnities	37
B	Contribution to the Welfare Pension Plan	35
C	Amortization of unrecognized net assets	(11)
D	Actual loss on plan assets	8
E	Net periodic pension costs (A+B+C+D)	69
F	Net gain on settlement of retirement benefit plans (Special profit)	(74) ※Note
Total		(5)

※Note:

The Company abolished its employees' retirement benefit plans on March 31, 2002. The effect of this event on the Company's financial status is as follows.

	(Millions of Yen)
A. Gain and loss recognized according to the abolishment	
Decrease in benefit obligations	(177)
Payments to employees	248
B. Unrecognized net assets	
Recognition of a transition asset	(145)
Net gain on settlement of retirement benefit plans (Special profit)	(74)

< Year ended March 31, 2003 >

No relevant item.

Notes to Income Taxes

As of March 31, 2002	As of March 31, 2003
1 Significant components of deferred income tax assets and liabilities	1 Significant components of deferred income tax assets and liabilities

As of March 31, 2002

(Millions of Yen)	
Deferred tax assets	
Accrued enterprise tax	109
Excess of depreciation	341
Excess of reserve for securities Transactions:	205
Unrealized gain on investment	(147)
Others	49
Net balance of deferred tax assets	557

As of March 31, 2003

(Millions of Yen)	
Deferred tax assets	
Accrued enterprise tax	26
Excess of allowance for doubtful accounts	145
Reserve for directors' retirement bonuses	118
Excess of reserve for securities Transactions:	305
Unrealized gain on investment	95
Others	63
Net balance of deferred tax assets	753

2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

As of March 31, 2002

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.1
Personal holding company tax as ruled in Japanese income tax regulations	5.8
Equalization inhabitants taxes	0.2
Others	(0.1)
Effective income tax rate	48.0

As of March 31, 2003

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.1
Personal holding company tax as ruled in Japanese income tax regulations	1.8
Equalization inhabitants taxes	0.2
Effect of changes in statutory income tax rate	0.7
Others	(0.2)
Effective income tax rate	44.7

3. Because of an announcement of the new legislation for the statutory local enterprise tax on March 31, 2003, effective income tax rate used for computation of deferred tax assets/liabilities which associate with temporary differences expected to be deducted/added to taxable income in the fiscal years starting from April 1, 2004 was reduced to 40.5% from 42.1%. Due to this reduction in effective income tax rate, deferred income tax assets decreased by 22 million yen and income tax–deferred increased by 18 million yen.

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Trading with Related Parties

< Year ended March 31, 2002>

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.28% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	13	—

Notes: The rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

< Year ended March 31, 2003 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.23% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	13	—

Notes: The rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Adline Ltd.	1-11-6, Nishi-waseda, Shinjuku-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisement	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisement	242	Accrued expenses 19

Notes: The fee the Company pays to Adline Ltd. is determined based on the prices exercised at the general market.

Per Share Information

Year ended March 31, 2002		Year ended March 31, 2003	
Shareholders' equity per share	355.25 Yen	Shareholders' equity per share	363.80 Yen
Net income per share	24.56 Yen	Net income per share	16.94 Yen
Fully diluted earnings per share	24.11 Yen	Fully diluted earnings per share	16.66 Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2002	Year ended March 31, 2003
Net income on the statements of income (Millions of Yen)	—	1,485
Net income attributed to the common stock (millions of Yen)	—	1,485
Net income not attributed to the common stock (millions of Yen)	—	—
Average number of common stock outstanding (thousands of shares)	—	87,673
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares)	—	
New share purchase rights (thousands of shares)		1,439
Increase of common stock (thousands of shares)	—	1,439
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	—	1 Brand of new-share purchase rights: 394,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

Subsequent Events

Year Ended March 31, 2002	Year Ended March 31, 2003
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 401,000 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.05 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2005 to July 14, 2010 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 6. Number of shares to be issued: 403,000 Common stocks or less 7. Price of new share purchase rights: 0 Yen 8. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 9. Period of exercise: From July 15, 2005 to July 14, 2008 10. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

[3] Supporting Schedule to the Consolidated Financial Statements

i) Bonds

(Millions of Yen)

Issuer Company	Name	Date of Issuance	As of March 31, 2002	As of March 31, 2003	Interest rate	Collateral	Date of Maturity
Matsui Securities Co., Ltd.	Subordinated Bond #1	March 7, 2001	500	500	5.11%	None	March 7, 2005

ii) Borrowings

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2003	Average Interest Rate(%)	Maturity
Short-term borrowings	350	6,350	0.12	—
Long-term borrowings to be repaid within 1 year	162	344	1.63	—
Long-term borrowings excluding those to be repaid within 1 year	78	484	1.15	From September 16, 2005 To December 25, 2005
Other interest-bearing liabilities:				
Installment purchase obligation to be repaid within 1 year	321	143	2.60	—
Installment purchase obligation to be repaid over 1 year	143	—	—	—
Loans from securities finance companies	38,420	20,042	0.60	—
Total	39,474	27,362	—	—

Note: Repayment schedule of long-term borrowings and other interest-bearing debts are as follows.

	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
Long-term borrowings	266	218	—	—
Other interest-bearing debts	—	—	—	—

2 Non-Consolidated Financial Statements and Others

(1) Non-Consolidated Financial Statements

[1] Non-Consolidated Balance Sheets

		March 31, 2002			March 31, 2003		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current assets							
Cash and bank deposits			7,401			4,887	
Cash segregated as deposits			83,200			77,801	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			33			—	
Margin account assets			89,526			78,343	
Loans receivable from customers		84,201			72,777		
Cash deposits as collateral for securities borrowed from securities		5,324			5,566		
Receivables from customers and others			5			236	
Receivables from customers		5			236		
Receivables from others		0			0		
Short-term guarantee deposits			2,245			2,999	
Advance payment			25			20	
Prepaid expenses			110			103	
Other accounts receivables			1			42	
Accrued income			728			775	
Deferred income taxes			482			188	
Others			—			272	
Allowance for doubtful accounts			(59)			(323)	
Total current assets			183,698	97.9		165,342	97.3
II Fixed assets							
1 Tangible fixed assets			660	0.4		509	0.3
Buildings	※1・3	293			276		
Equipment and instruments	※1	361			227		
Land		6			6		
2 Intangible assets			1,397	0.7		2,165	1.3
Goodwill		1			—		
Software	※2	1,352			2,109		
Telephone rights		21			20		
Others		23			35		
3 Investments and others			1,805	1.0		1,841	1.1
Investment securities	※3	1,053			665		
Shares of affiliate		450			450		
Investment in partnership		28			3		
Long-term loans receivables		9			50		
Long-term loans receivables from employees		0			0		
Long-term guarantee deposits		15			22		
Long-term prepaid expenses		3			7		
Deferred income taxes		74			565		
Others		173			130		
Allowance for doubtful accounts		—			(50)		
Total fixed assets			3,862	2.1		4,515	2.7
Total assets			187,560	100.0		169,857	100.0

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
(Liabilities)							
Ⅰ Current liabilities							
Net payables arising from pre-settlement date trades			—			1	
Margin account liabilities			59,571			40,213	
Loans from securities finance companies	※3	38,420			20,042		
Proceeds of securities sold on customers' account		21,151			20,171		
Payables on collateralized securities transactions			4,735			4,864	
Cash deposits as collateral for securities loaned		4,735			4,864		
Deposits received			39,113			35,256	
Deposits received from customers		38,297			35,148		
Deposits received from others		816			108		
Guarantee money received			48,535			47,743	
Suspense account for undelivered securities			2			—	
Short-term borrowings	※3		512			6,694	
Deferred revenue			13			52	
Accounts payable			923			311	
Accrued expenses			403			476	
Accrued income taxes			1,314			135	
Accrued bonuses			111			98	
Others			33			—	
Total current liabilities			155,265	82.8		135,842	80.0
Ⅱ Long-term liabilities							
Bond	※5		500			500	
Long-term borrowings	※3		78			484	
Reserve for directors' retirement bonuses			—			291	
Installment purchase obligations			143			—	
Total long-term liabilities			721	0.4		1,275	0.8
Ⅲ Statutory reserves							
Reserve for securities transactions	※6		488			753	
Total statutory reserves			488	0.2		753	0.4
Total liabilities			156,474	83.4		137,870	81.2

Item	Note	March 31, 2002			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
I Common stock	※7		11,381	6.1		—	—
II Additional paid-in capital			9,230	4.9		—	—
III Earned surplus reserves			159	0.1		—	—
IV Other retained earnings							
1 Voluntary reserves			4,250			—	
Special purpose reserve		4,250			—		
2 Net income			5,864			—	
Total other retained earnings			10,114	5.4		—	—
V Net unrealized gain on investment			203	0.1		—	—
VI Treasury stock			(0)	(0.0)		—	—
Total shareholders' equity			31,086	16.6		—	—
I Common stock	※7		—	—		11,405	6.7
II Capital surplus							
1 Additional paid-in capital			—			9,254	
Total capital surplus			—	—		9,254	5.4
III Earned surplus							
1 Earned surplus reserves			—			159	
2 Voluntary reserves			—			4,250	
Special purpose reserves		—			4,250		
3 Unappropriated retained earnings			—			7,062	
Total earned surplus			—	—		11,471	6.8
IV Net unrealized gain on investment			—	—		(140)	(0.1)
V Treasury stock	※8		—	—		(2)	(0.0)
Total shareholders' equity			—	—		31,987	18.8
Total liabilities and shareholders' equity			187,560	100.0		169,857	100.0

[2] Non-consolidated Statements of Income

Item	Note	Year ended March 31, 2002			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
I Operation revenues							
Commissions			10,215			10,240	
Brokerage commissions		9,543			9,516		
Underwriting and selling commissions		—			27		
Subscription and distribution commissions		157			16		
Others		514			680		
Net gain on trading	※1		22			(39)	
Interest and dividend income	※2		2,549			3,224	
Total operating revenues			12,785	100.0		13,425	100.0
II Interest expenses	※3		1,350			1,274	
Net operating revenues			11,435	89.4		12,151	90.5
III Selling, general and administrative expenses			7,079	55.3		8,624	64.2
Transaction related expenses	※4	1,857			1,635		
Employees' compensation and benefits	※5	1,869			1,781		
Occupancy and rental	※6	833			655		
Data processing and office supplies	※7	964			2,564		
Depreciation		1,427			1,570		
Duties and taxes other than income taxes	※8	22			19		
Provision of allowance for doubtful accounts		7			313		
Others	※9	99			88		
Operating income			4,357	34.1		3,527	26.3
IV Non-operating income			28	0.2		13	0.1
V Non-operating expenses			463	3.6		35	0.3
New-share issuing costs		452			—		
Others		11			35		
Ordinary income			3,921	30.7		3,505	26.1

Item	Note	Year ended March 31, 2002			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits							
Net gain on settlement of retirement benefit plans		74			—		
Gain on sales of fixed assets	※10	0			1		
Gain on sales of investment securitiies		0			—		
Recovery on write-offs		1			—		
Income from insurance policy		—			161		
Total special profits			76	0.6		162	1.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※11	2			40		
Provision for statutory reserves		257			265		
Loss on sales of investment securities		16			—		
Loss on cancellation of lease contract		1			6		
Retirement benefits for Company's executives	※12	16			291		
Loss on disposals of software		126			—		
Devaluation loss on corporate golf membership and resort membership		2			6		
Special contributions to welfare pension plan	※13	—			364		
Expenses for the Company's funeral service for the Company's deceased counselor		—			24		
Total special losses			421	3.3		995	7.4
Income before income taxes			3,576	28.0		2,672	19.9
Income taxes –current		2,100			1,148		
Income taxes –deferred		(383)	1,717	13.5	46	1,194	8.9
Net income			1,859	14.5		1,478	11.0
Unappropriated retained earnings at the beginning of period			4,005			5,585	
Unappropriated retained earnings at the end of period			5,864			7,062	

[3] Statements of Appropriation of Retained Earnings

		Year ended March 31, 2002 (June 16, 2002)		Year ended March 31, 2003 (June 22, 2003)	
Item	Note	(Millions of Yen)		(Millions of Yen)	
I Unappropriated retained earnings at the beginning of period			5,864		7,062
II Appropriation					
Dividends *1		279	279	444	444
III Unappropriated retained earnings brought forward to the following period			5,585		6,619

Note 1. The dividend per share for fiscal 2001 is 3.19 yen and the one for fiscal 2002 is 5.04 yen.

2. Dates are those of approval at the shareholders' meetings.

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Year ended March 31, 2002	Year ended March 31, 2003
1. Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	(1) New-share issuing cost The entire new-share issuing cost is expensed at the issuance.	————

	Year ended March 31, 2002	Year ended March 31, 2003
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.
5. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
6. Other material items	(1) Consumption taxes National and local consumption taxes are separately recorded. (2) The Welfare Pension Fund The Company participates in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions are expensed as periodic pension costs. The value of the assets of the Welfare Pension Fund attributed to the Company calculated based on the contributory ratio as of March 31, 2002 is 1,492 million yen.	(1) Consumption taxes Same as the left column.

Additional Information

Year ended March 31, 2002	Year ended March 31, 2003
(Software for in-house use) While software for in-house use has been depreciated over five years which is internal estimated useful life, some software was determined to be depreciated over shortened expected useful life because of the implementation plan of new system. The effect of this treatment is the increase of software depreciation cost of 787 million Yen and the decrease of operating income, ordinary income and income before income taxes deduction of 787 million yen each.	――――――――
(Employees' retirement benefit plans) While the Company had been recording accrued pension costs as accrued severance indemnities based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at balance sheet date, also based on the pension assets and unrecognized net assets resulting from the change of accounting principles, the Company does not account for the reserve at the end of the current year as a result of the abolishment of the employees' retirement benefit plans dated March 31, 2002. According to this abolishment, the Company accounts for the net gain on settlement of retirement benefit plans (74 million yen) which is the net value of the unamortized portion of unrecognized net assets and the offset amount between the pension liability and contributions.	――――――――
(Changes in Uniform Accounting Standards of Securities Companies) Changes in non-consolidated financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as followings 1. Non-Consolidated Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 82,711 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 110,630 million yen less than applying the previous manner. (iii)Long-term guarantee securities deposited (869 million yen as of March 31, 2002), which was previously accounted for as "Investment securities," is accounted for as "Others" in "Investments and other."	――――――――

Year ended March 31, 2002	Year ended March 31, 2003
(iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions." (vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. Non-Consolidated Statements of Income (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues." (ii) While dividends arising from stocks possessed not in regard to the securities business and other accompanying businesses had been accounted for as interest and dividend income in the prior years, they are included in the non-operating revenue in the current year. The effect of this treatment is 2 million yen, a decrease of operating income.	
(Treasury stock) Treasury stock that had been accounted for as current assets in the previous periods was reclassified to a component of the shareholders' equity at the end of the current year in accordance with the revision of the Regulations on Financial Statements.	―――――――

Notes to Non-Consolidated Financial Statements

As of March 31, 2002	As of March 31, 2003
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 46 Equipment and instruments 247 Total 293	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 57 Equipment and instruments 244 Total 301
※2 "Software costs" includes cost of in-house software under development (136 million yen).	※2 ————

※3 Assets collateralized are as follows.

Year ended March 31, 2002 (Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Buildings	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	350	49	–	49
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	240	–	91	91
Total	590	49	91	140

Year ended March 31, 2003 (Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Buildings	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	50	88	–	88
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	31	53	89	142
Total	81	141	89	230

As of March 31, 2002	As of March 31, 2003
Note 1 The amounts of assets collateralized shown in the above represent carrying values. 2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 494 million yen are collateralized for the short-term borrowings, 93 million yen for the long-term borrowings, 1,828 million yen for the loans from securities finance companies, 184 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 17,242 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note 1 The amounts of assets collateralized shown in the above represent carrying values. 2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
4 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 23,486 ② Collateralized securities for the loans from securities companies 38,250 ③ Securities loaned for consumption 4,687 ④ Long-term guarantee securities deposited 1,447 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 80,332 ② Collateralized securities for borrowing securities from securities finance companies 5,376 ③ Securities borrowed and deposited from customers 110,630	4 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 21,339 ② Collateralized securities for the loans from securities companies 19,443 ③ Securities loaned for consumption 4,902 ④ Long-term guarantee securities deposited 1,108 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 64,716 ② Collateralized securities for borrowing securities from securities finance companies 5,447 ③ Securities borrowed and deposited from customers 92,524
※4 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.
※6 Common stocks authorized and outstanding Number of authorized shares: 145,000,000 Number of outstanding shares: 87,611,080	※7 Common stocks authorized and outstanding Number of authorized shares: 350,000,000 Number of outstanding shares: 88,051,299
―――――――	※8 Treasury stocks held by the Company are as follows Common stock 2,357 shares

Notes to Non-Consolidated Statement of Income

Year ended March 31, 2002	Year ended March 31, 2003

Year ended March 31, 2002

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	22
Bonds	(1)
Total	22

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	2,498
Interest received for the securities lending	1
Bond interest received	0
Other dividends received	17
Interest received	10
Others	23
Total	2,549

※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	1,284
Interest paid for the borrowings from finance companies on margin trading	5
Interest paid	42
Interest paid for the securities borrowed From securities finance companies	2
Others	17
Total	1,350

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	164
Membership fees for stock exchanges and securities associations:	258
Communications expenses	904
Travel and transportation expenses:	10
Advertisement	516
Entertainment and social Expenses:	5
Total	1,857

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	155
Employees' compensation	1,087
Other compensations	275
Welfare expenses	172
Provision of allowance for Employees' bonuses	111
Periodic pension costs	69
Total	1,869

Year ended March 31, 2003

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	(39)
Bonds	1
Total	(39)

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	3,162
Interest received for the securities lending	5
Dividends received	0
Others	58
Total	3,224

※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	1,201
Interest paid for the borrowings from finance companies on margin trading	12
Interest paid	40
Others	21
Total	1,274

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	162
Membership fees for stock exchanges and securities associations:	277
Communications expenses	900
Travel and transportation expenses:	10
Advertisement	282
Entertainment and social Expenses:	4
Total	1,635

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	279
Employees' compensation	956
Other compensations	224
Welfare expenses	215
Provision of allowance for Employees' bonuses	98
Periodic pension costs	10
Total	1,781

Year ended March 31, 2002	Year ended March 31, 2003
※5 Breakdown of occupancy and rental	※6 Breakdown of occupancy and rental

Year ended March 31, 2002

※5 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	206
Equipment and instruments expenses	626
Total	833

※6 Breakdown of data processing and office supplies

	(Millions of Yen)
Data processing and outsourcing cost of operations	947
Office supplies	17
Total	964

※7 Breakdown of duties and taxes other than income taxes

	(Millions of Yen)
Property taxes and automobile taxes	7
Official fee	2
Others	14
Total	22

※8 Breakdown of Others

	(Millions of Yen)
Printing cost	46
Supplies expenses	1
Water, lightning and heating	16
Library expenses	4
Training	11
Employees recruiting cost	11
Sales materials	0
Miscellaneous	10
Total	99

※ 10 Breakdown of gain on sales of property and equipment

	(Millions of Yen)
Equipment and instruments	0
Total	0

※11 Breakdown of loss on sales and disposals of property and equipment

	(Millions of Yen)
Loss on disposals	
Buildings	0
Equipment and instruments	2
Total	2
Loss on sales	

Year ended March 31, 2003

※6 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	173
Equipment and instruments expenses	482
Total	655

※7 Breakdown of data processing and office supplies

	(Millions of Yen)
Data processing and outsourcing cost of operations	2,553
Office supplies	11
Total	2,564

※8 Breakdown of duties and taxes other than income taxes

	(Millions of Yen)
Property taxes and automobile taxes	7
Official fee	3
Others	8
Total	19

※9 Breakdown of Others

	(Millions of Yen)
Printing cost	31
Supplies expenses	1
Water, lightning and heating	11
Library expenses	5
Training	5
Employees recruiting cost	5
Sales materials	0
Miscellaneous	30
Total	88

※ 10 Breakdown of gain on sales of property and equipment

	(Millions of Yen)
Equipment and instruments	1
Total	1

※11 Breakdown of loss on sales and disposals of property and equipment

	(Millions of Yen)
Loss on disposals	
Buildings	9
Equipment and instruments	31
Total	40
Loss on sales	

Year ended March 31, 2002	Year ended March 31, 2003
	※12 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations. ※13 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002, the Company withdrew from the Fund and accounted for the special contribution of 364 million Yen as a special loss.

Notes to Lease Transactions

(Millions of Yen)

Year ended March 31, 2002	Year ended March 31, 2003
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 378 Software costs 341 Total 719 Accumulated depreciation equivalent Equipment and instruments 168 Software costs 158 Total 326 Equivalent of balance at end of period Equipment and instruments 210 Software costs 183 Total 393	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 367 Software costs 335 Total 702 Accumulated depreciation equivalent Equipment and instruments 252 Software costs 237 Total 489 Equivalent of balance at end of period Equipment and instruments 115 Software costs 98 Total 213
2 Present value of future lease payments Within 1 year 179 Over 1 year 223 Total 402	2 Present value of future lease payments Within 1 year 180 Over 1 year 41 Total 221
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 202 Depreciation equivalent 190 Interest equivalent 13	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 186 Depreciation equivalent 176 Interest equivalent 9
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities Held

The shares of Company's subsidiary do not have market price for the years ended March 31, 2002 and 2003.

Notes to Income Taxes

As of March 31, 2002	As of March 31, 2003
1 Significant components of deferred income tax assets and liabilities	1 Significant components of deferred income tax assets and liabilities

As of March 31, 2002

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	108
Excess of depreciation	341
Excess of reserve for securities Transactions:	205
Unrealized gain on investment	(147)
Others	49
Net balance of deferred tax assets	557

As of March 31, 2003

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	26
Excess of allowance for doubtful accounts	145
Reserve for directors' retirement bonuses	118
Excess of reserve for securities Transactions:	305
Unrealized gain on investment	95
Others	63
Net balance of deferred tax assets	753

2 A reconciliation between the nominal statutory income tax rate not the effective income tax rate reported in the consolidated statements of income

As of March 31, 2002

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.1
Personal holding company tax as ruled in Japanese income tax regulations	5.8
Equalization inhabitants taxes	0.2
Others	(0.1)
Effective income tax rate	48.0

As of March 31, 2003

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.1
Personal holding company tax as ruled in Japanese income tax regulations	1.8
Equalization inhabitants taxes	0.2
Effect of changes in statutory income tax rate	0.7
Others	(0.2)
Effective income tax rate	44.7

3. Because of an announcement of the new legislation for the statutory local enterprise tax on March 31, 2003, effective income tax rate used for computation of deferred tax assets/liabilities which associate with temporary differences expected to be deducted/added to taxable income in the fiscal years starting from April 1, 2004 was reduced to 40.5% from 42.1%. Due to this reduction in effective income tax rate, deferred income tax assets decreased by 22 million yen and income tax-deferred increased by 18 million yen. (As of March 31, 2003)

Per-share Information

Year ended March 31, 2002		Year ended March 31, 2003	
Shareholders' equity per share	354.82 Yen	Shareholders' equity per share	363.29 Yen
Net income per share	24.42 Yen	Net income per share	16.86 Yen
Fully diluted earnings per share	23.98 Yen	Fully diluted earnings per share	16.58 Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2002	Year ended March 31, 2003
Net income on the statements of income (Millions of Yen)	—	1,478
Net income attributed to the common stock (millions of Yen)	—	1,478
Net income not attributed to the common stock (millions of Yen)	—	—
Average number of common stock outstanding (thousands of shares)	—	87,673
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	—	1,439
Increase of common stock (thousands of shares)	—	1,439
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	—	1 Brand of new-share purchase rights: 394,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

Subsequent Event

Year Ended March 31, 2002	Year Ended March 31, 2003
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 401,000 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.05 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2005 to July 14, 2010 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 403,000 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2005 to July 14, 2008 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

[4] Supporting Schedules

i) List of investment securities

According to the Article 121 of Regulations on Financial Statements, detailed list of investment securities whose book value as of March 31, 2003 totals less than 1/100 of the total assets is omitted.

ii) Fixed Assets

(Millions of Yen)

		As of March 31, 2001	Increase in the current period	Decrease in the current period	As of March 31, 2002	Accumulated Depreciation and Amortization	Depreciation expensed in the current period	Net Value of assets
Tangible	Buildings	339	7	13	333	57	14	276
	Equipment and instruments	608	14	151	471	244	117	227
	Land	6	—	—	6	—	—	6
	Total	953	21	164	810	301	131	509
Intangible	Trade rights	6	—	6	—	—	1	—
	Software costs	2,905	2,168	2,501	2,572	462	1,411	2,109
	Telephone rights	27	—	2	25	5	1	20
	Others	53	25	—	78	63	13	35
	Total	2,991	2,193	2,510	2,675	510	1,426	2,165
Long-term prepaid expenses		19	12	12	20	13	13	7

iii) Schedule for Common stocks and others

(Millions of Yen)

		Balance as of March 31, 2002	Increase	Decrease	Balance as of March 31, 2003
Capital Stocks		11,381	24	—	11,405
Outstanding	Common Stocks	(87,611,080 shares) 11,381	(440,219 shares) 24	(— shares)	(88,051,299 shares) 11,405
	Total	(87,611,080 shares) 11,381	(440,219 shares) 24	(— shares)	(88,051,299 shares) 11,405
Additional paid in capital	Additional paid in capital	9,230	24	—	9,254
	Total	9,230	24	—	9,254
Earned surplus reserve and Voluntary reserves	Earned surplus reserve	159	—	—	159
	(Voluntary reserves) Special reserve	4,250	—	—	4,250
	Total	4,409	—	—	4,409

Notes 1: Treasury stocks at end of fiscal 2002 are 2,357 shares

2: The increase of earned surplus reserves is the result of appropriation of retained earnings brought forward from the previous period.

iv) Schedule for Provisions

	Balance as of March 31, 2002 (Millions of Yen)	Increase (Millions of Yen)	Decrease		Balance as of March 31, 2002
			Appropriation (Millions of Yen)	Other	
Allowance for doubtful account	59	373	0	59	373
Accrued bonuses	111	98	111	—	98
Reserve for securities transactions	488	265	—	—	753

Note: The decrease of allowance for doubtful account is the reversal according to the yearly recalculation of the allowance.

(2) Breakdown of Major Assets and Liabilities

[1] Assets

i) Cash in hand and at banks

		Book value (Millions of Yen)
Cash in hand		5
Cash at banks	Demand deposits	1,193
	Ordinary deposits	3,683
	Segregated deposits	6
	Total	4,882
Total		4,887

ii) Cash segregated as deposits

	Book value (Millions of Yen)
Trusted money segregated for customers as fiduciary assets	76,701
Cash segregated as deposits related to securities transaction	1,100
Total	77,801

iii) Margin account assets

	Book value (Millions of Yen)
Loans receivable from customers	72,777
Cash deposits as collateral for securities borrowed from securities finance companies	5,566
Total	78,343

[2] Liabilities

i) Margin account liabilities

(Millions of Yen)

	Book value
Loans from securities finance companies	20,042
Japan Securities Finance Co., Ltd	17,313
Osaka Securities Finance Co., Ltd.	2,637
Chubu Securities Finance Co., Ltd.	92
Proceeds of securities sold on customers' accounts	20,171
Total	40,213

ii) Deposits received

(Millions of Yen)

	Book value
From customers	35,148
From others	108
Total	35,256

iii) Guarantee deposits received

(Millions of Yen)

	Book value
Guarantee money received concerning margin trading	44,894
Others	2,849
Total	47,743

Note: The Original Annual Securities Report includes the audit reports by ChuoAoyama Audit Corporation for the consolidated and non-consolidated financial statements for the years ended March 31, 2002 and March 31, 2003.

(Summary Translation)

Explanatory Document on Business and Assets

(for the year ended March 31, 2003)

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 50 of the Securities and Exchange Law.

Matsui Securities Co., Ltd.

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration as a securities firm: December 1, 1998
(Registered Number: Director General of Kanto Local Finance Bureau (sho) No. 58)

3. History and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company



Shareholders' Meetings
Board of Auditors | Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director
Customer Support Dept.
Corporate Client Dept.
Sales Promotion Dept.
Service Planning Dept.
Financial Product Dept.
Executive Director
General Affairs Dept.
Finance Dept.
Operation Dept.
Product Management Dept.
Risk Management Dept.
System Planning Dept.
Human Resources Dept.
Auditing Dept.
Corporate Planning Dept.

4. Names of Major Shareholders, and Number of Shares held thereby

(Thousands of shares)

Chizuko Matsui	25,233	(28.66%)
Michio Matsui	12,416	(14.10%)
Shokosha Ltd.	8,130	(9.23%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	4,070	(4.62%)
Japan Trustee Services Bank, Ltd. (Trust Account)	3,611	(4.10%)
Maruroku Ltd.	3,564	(4.05%)
Nippon Life Insurance Company (Special Pension Account)	2,376	(2.70%)
Michitaro Matsui	1,463	(1.66%)
Chiaki Matsui	1,463	(1.66%)
Yuma Matsui	1,463	(1.66%)

5. Names and Titles of Directors and Corporate Auditors

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Executive Director (Strategy)
Toshihiro Takagi	Senior Executive Director (Administration)
Akira Nakamura	Executive Director (General Manager of System Planning Dept.)
Yuichiro Kuki	Executive Director (General Manager of Planning Dept.)
Yoshihiko Sugiyama	Director (General Manager of Corporate Client Dept.)
Shoji Terada	Director (General Manager of General Affairs Dept.)
Masahito Amemiya	Director (General Manager of Compliance Dept.)
Hisashi Tanaami	Director (General Manager of Human Resources Dept.)
Toru Hinuma	Director (General Manager of Risk Management Dept.)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Note: Three corporate auditors listed above are outside corporate auditors defined by the Article 18, Item 1 of "The Law Concerning the Exemption of the Commercial Code on the Corporate Audit"

6. Name and Location of Offieces

Name	Address
Headquarter	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Nihombashi Center	16-3 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Customer Support Center Shinjuku	47th Floor, Shinjyuku-Nomura Building, 26-2, Nishi-Shinjuku 1 chome, Shinjyuku-ku, Tokyo, Japan

7. Business of the Company

(1) Securities Business (Article 2, Item 8 of the Securities and Exchange Law)
Translation omitted.

(2) Business Incidental to Securities Business (Article 34, Item 1 of the Securities and Exchange Law)

Translation omitted.

(3) Other Business (Article 34, Items 2 and 4 of the Securities and Exchange Law)

Translation omitted.

8. Investor Protection Fund of which the Company is a member

The Japan Investor Protection Fund

9. Securities Dealers' Association of which the Company is a member

The Japan Securities Dealers' Association

10. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange

II. Matters concerning Status of Business

1. Outline of Business for this Fiscal Year

(1) Process and Results of Operations
Translation omitted.

(2) Capital Investment and Financing
Translation omitted.

(3) Matters to be Dealt with by the Company
Translation omitted.

2. Data Concerning Status of Business

(1) Development of Operating Results, Etc.

(Millions of Yen)

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Common Stocks	634	11,381	11,405
Shares outstanding	36,309 thousands of shares	87,611 thousands of shares	88,051 thousands of shares
Operating revenue	8,081	12,785	13,425
(Commissions)	6,677	10,215	10,240
((Brokerage))	6,437	9,543	9,516
((Underwriting and selling))	—	—	27
((Subscription and distribution))	5	157	16
((Others))	235	514	680
(Net interest revenue)	1,329	2,549	3,224
(Net trading gains)	75	22	(39)
((Stocks and others))	74	22	(39)
((Bonds and others))	0	(1)	—
((Others))	1	—	1
Operating income	2,254	3,136	1,615
Ordinary income	2,989	3,921	3,505
Net income	1,543	1,859	1,478

(2) Status of Securities Business

1. Stock Trading Turnover

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Property Trading	71,194	33,934	10,009
Brokerage	3,262,072	5,486,170	5,560,449
Total	3,333,266	5,520,103	5,570,458

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

		Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2000						
	Stocks	–	–	6	28	–
	Government Bonds	–	–	270	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	1,260	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	10,772	–	–
Year ended March 31, 2001						
	Stocks	–	–	4,826	–	–
	Government Bonds	–	–	180	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	3,511	–	–
Year ended March 31, 2002						
	Stocks	257	386	914	59	–
	Government Bonds	–	–	–	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	382	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 32, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Insurance soliciting	Commissions revenue: 0 million Yen	Commissions revenue: 1 million Yen	Commissions revenue: 7 million Yen
Retail dealing in foreign exchanges	None	Commissions revenue: 173 million Yen	Commissions revenue: 291 million Yen
Sales of personal computers and others	Sales of ID Mouse: 184 pieces	None	None
Advertisement agency	Commissions 11 million Yen	Commissions 17 million Yen	Commissions 17 million Yen

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2001	As of March 31, 2002	As of March 31, 2003
Capital Adequacy Ratio (A／B)		302.1%	851.6%	830.4%
Equity capital after deducting certain fixed assets (A)		6,488	29,058	28,702
Risk (B)		2,147	3,412	3,456
	Market risk	10	111	54
	Counterparty risk	1,183	1,903	1,721
	Basic risk	954	1,398	1,680

Note: Capital adequacy ratio as of March 31, 2002 and 2003 are calculated with appropriated retained earnings being deducted from Tier I Capital.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

	As of March 31, 2001	As of March 31, 2002	As of March 31, 2003
Employees	198	231	217
(Holders of Certificate of Commission Salesperson)	98	99	121

III. Status of Properties

(1) Balance Sheet, Profit and Loss Statement and Statement of Appropriation of Retained Earnings

Balance Sheets

		March 31, 2002			March 31, 2003		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current assets							
Cash and bank deposits			7,401			4,887	
Cash segregated as deposits			83,200			77,801	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			33			—	
Margin account assets			89,526			78,343	
Loans receivable from customers		84,201			72,777		
Cash deposits as collateral for securities borrowed from securities		5,324			5,566		
Receivables from customers and others			5			236	
Short-term guarantee deposits			2,245			2,999	
Prepaid expenses			110			103	
Accrued income			728			775	
Deferred income taxes			482			188	
Others			27			333	
Allowance for doubtful accounts			(59)			(323)	
Total current assets			183,698	97.9		165,342	97.3
II Fixed assets							
1 Tangible fixed assets	1		660	0.4		509	0.3
Buildings		293			276		
Equipment and instruments		361			227		
Land		6			6		
2 Intangible assets			1,397	0.7		2,165	1.3
Software		1,352			2,109		
Others		45			55		
3 Investments and others			1,805	1.0		1,841	1.1
Investment securities		1,053			665		
Shares of affiliate		450			450		
Investment in partnership		28			3		
Long-term loans receivables		9			50		
Long-term guarantee deposits		15			22		
Long-term prepaid expenses		3			7		
Deferred income taxes		74			565		
Others		173			130		
Allowance for doubtful accounts		—			(50)		
Total fixed assets			3,862	2.1		4,515	2.7
Total assets			187,560	100.0		169,857	100.0

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Net payables arising from pre-settlement date trades			—			1	
Margin account liabilities			59,571			40,213	
Loans from securities finance companies		38,420			20,042		
Proceeds of securities sold on customers' account		21,151			20,171		
Payables on collateralized securities transactions			4,735			4,864	
Cash deposits as collateral for securities loaned		4,735			4,864		
Deposits received			39,113			35,256	
Guarantee money received			48,535			47,743	
Suspense account for undelivered securities			2			—	
Short-term borrowings			512			6,694	
Deferred revenue			13			52	
Accounts payable			923			311	
Accrued expenses			403			476	
Accrued income taxes			1,314			135	
Accrued bonuses			111			98	
Others			33			—	
Total current liabilities			155,265	82.8		135,842	80.0
II Long-term liabilities							
Bond	2		500			500	
Long-term borrowings			78			484	
Reserve for directors' retirement bonuses			—			291	
Installment purchase obligations			143			—	
Total long-term liabilities			721	0.4		1,275	0.8
III Statutory reserves							
Reserve for securities transactions	3		488			753	
Total statutory reserves			488	0.2		753	0.4
Total liabilities			156,474	83.4		137,870	81.2

Item	Note	March 31, 2002 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Shareholders' equity)							
I Common stock			11,381	6.1		—	—
II Additional paid-in capital			9,230	4.9		—	—
III Earned surplus reserves			159	0.1		—	—
IV Other retained earnings							
1 Voluntary reserves			4,250			—	
Special purpose reserve		4,250			—		
2 Net income			5,864			—	
Total other retained earnings			10,114	5.4		—	—
V Net unrealized gain on investment			203	0.1		—	—
VI Treasury stock			(0)	(0.0)		—	—
Total shareholders' equity			31,086	16.6		—	—
I Common stock			—	—		11,405	6.7
II Capital surplus							
1 Additional paid-in capital			—			9,254	
Total capital surplus			—	—		9,254	5.4
III Earned surplus							
1 Earned surplus reserves			—			159	
2 Voluntary reserves			—			4,250	
Special purpose reserves		—			4,250		
3 Unappropriated retained earnings			—			7,062	
Total earned surplus			—	—		11,471	6.8
IV Net unrealized gain on investment			—	—		(140)	(0.1)
V Treasury stock			—	—		(2)	(0.0)
Total shareholders' equity			—	—		31,987	18.8
Total liabilities and shareholders' equity			187,560	100.0		169,857	100.0

Statements of Income

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
I Operation revenues							
Commissions			10,215			10,240	
Brokerage commissions		9,543			9,516		
Underwriting and selling commissions		—			27		
Subscription and distribution commissions		157			16		
Others		514			680		
Net gain on trading	1		22			(39)	
Interest and dividend income			2,549			3,224	
Total operating revenues			12,785	100.0		13,425	100.0
II Interest expenses			1,350			1,274	
Net operating revenues			11,435	89.4		12,151	90.5
III Selling, general and administrative expenses			7,079	55.3		8,624	64.2
Transaction related expenses		1,857			1,635		
Employees' compensation and benefits		1,869			1,781		
Occupancy and rental		833			655		
Data processing and office supplies		964			2,564		
Depreciation	2	1,427			1,570		
Duties and taxes other than income taxes		22			19		
Provision of allowance for doubtful accounts		7			313		
Others		99			88		
Operating income			4,357	34.1		3,527	26.3
IV Non-operating income			28	0.2		13	0.1
V Non-operating expenses			463	3.6		35	0.3
New-share issuing costs		452			—		
Others		11			35		
Ordinary income			3,921	30.7		3,505	26.1

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
VI Special profits							
Net gain on settlement of retirement benefit plans		74			—		
Gain on sales of fixed assets		0			1		
Gain on sales of investment securitiies		0			—		
Recovery on write-offs		1			—		
Income from insurance policy		—			161		
Total special profits			76	0.6		162	1.2
VII Special losses							
Loss on sales and disposals of property and equipment		2			40		
Provision for statutory reserves		257			265		
Loss on sales of investment securities		16			—		
Loss on cancellation of lease contract		1			6		
Retirement benefits for Company's executives	3	16			291		
Loss on disposals of software		126			—		
Devaluation loss on corporate golf membership and resort membership		2			6		
Special contributions to welfare pension plan	4	—			364		
Expenses for the Company's funeral service for the Company's deceased counselor		—			24		
Total special losses			421	3.3		995	7.4
Income before income taxes			3,576	28.0		2,672	19.9
Income taxes –current		2,100			1,148		
Income taxes –deferred		(383)	1,717	13.5	46	1,194	8.9
Net income			1,859	14.5		1,478	11.0
Unappropriated retained earnings at the beginning of period			4,005			5,585	
Unappropriated retained earnings at the end of period			5,864			7,062	

Statements of Appropriation of Retained Earnings

		Fiscal 2001 (June 16, 2002)		Fiscal 2002 (June 22, 2003)	
Item	Note	(Millions of Yen)		(Millions of Yen)	
I Unappropriated retained earnings at the beginning of period			5,864		7,062
II Appropriation					
Dividends *1		279	279	444	444
III Unappropriated retained earnings brought forward to the following period			5,585		6,619

*Note 1 For fiscal 2001: Cash dividend per share 3.19 Yen
For fiscal 2002: Cash dividend per share 5.04 Yen (subject to an approval at shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2001 was approved at the shareholders' meeting on June 16, 2002.

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the financial statements for the year ended March 31, 2003 are presented according to the revised regulations while those for the year ended March 31, 2002 are presented according to the former regulations.

The amounts presented in the financial statements are rounded to the nearest million yen.

Notice to readers:

The financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding Balance as of March 31, 2002	Outstanding Balance as of March 31, 2003
Mizuho Corporate Bank, Ltd.	Short-term borrowings Long-term borrowings	300 131	300 47
Chuo Mitsui Trust and Banking Co., Ltd.	Long-term borrowings	63	13
The Bank of Tokyo-Mitsubishi, Ltd.	Long-term borrowings	46	18
The 77 Bank, Ltd.	Short-term borrowings	50	50
The Dai-ichi Mutual Life Insurance Company	Long-term borrowings	–	450
Nippon Life Insurance Company	Long-term borrowings	–	300
Japan Securities Finance Co., Ltd.	Loans from securities finance companies	34,660	17,312
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	3,598	2,637
Chubu Securities Finance Co., Ltd.	Loans from securities finance companies	162	92

(3) Status of Securities held by the Company

1. Securities held for selling purposes

(Millions of Yen)

	As of March 31, 2002		As of March 31, 2003	
	Book Value (Fair Value)		Book Value (Fair Value)	
	Assets	Liabilities	Assets	Liabilities
(1) Stocks	—	—	1	—
(2) Bonds	—	—	—	—
(3) Others	—	—	—	—
Total	—	—	1	—

2. “Other securities” held without selling purposes

① Securities whose market value is available

(Millions of Yen)

		As of March 31, 2002			As of March 31, 2003		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	555	906	352	122	143	21
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	555	906	352	122	143	21
Those whose book value do not exceed acquisition cots	(1) Stocks	23	21	(2)	565	308	(257)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	23	21	(2)	565	308	(257)
Total		577	927	350	686	451	(236)

②”Other securities” sold

(Millions of Yen)

Year ended March 31, 2002			Year ended March 31, 2003		
Revenue from Sales	Total gain on sales	Total loss on sales	Revenue from sales	Total gain on sales	Total loss on sales
12	0	16	—	—	—

③ Major securities whose market value is not available

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2003
	Book value	Book value
“Other securities” which are not listed on securities exchanges (excluding over-the-counter securities)	126	214

(4) Status of Derivative Transactions

(Millions of Yen)

	As of March 31, 2002		As of March 31, 2003	
	Book value		Book value	
	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange reservation	—	—	3	0

Note: The fair value of foreign exchange reservation is valued by Japanese Yen based on the calculation of the present value of cash flow of foreign currency.

(5) Audit of the Financial Statements by an Audit Corporation, Etc.

The financial statements of the Company have been audited by ChuoAoyama Audit Corporation pursuant to Article 193-2 of the Securities and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Securities Custody

(1) Funds of trusted money segregated for customers as fiduciary assets

(Millions of Yen)

	As of March 31, 2003
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	74,483
Trusted money segregated for customers as fiduciary assets	76,701
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	73,102

(2) Safekeeping of Securities

① Customers' securities in Custody

Types of Securities	Domestic Securities	Overseas Securities
Stocks	479,261 thousands of shares	1 thousands of shares
Bonds	— Millions of Yen	— Millions of Yen
Beneficiary Certificates	5 Million units	200 Million units
Others (Warrnt)	— Million warrants	69 Million warrants

② Securities borrowed and deposited from customers

	Number of securities
Stocks	246,598 thousand shares
Beneficiary Certificates	0 million units

③ Safekeeping practices

Translation omitted.

V. Status of Consolidated Subsidiaries of the Company, Etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade Name	Location	Paid in Capital	Business involved	Shares owned by the Company and its subsidiaries	The percentage share of Voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo	450 million Yen	Holding, management and rental of real estates	9 thousand shares	100.0%